

Annual Report
2023

ANNUAL REPORT
2023

SECTION I

STATEMENT OF RESPONSIBILITY

"This document contains true and sufficient information regarding the business development of INTERCORP FINANCIAL SERVICES INC. (hereinafter "IFS") throughout the year 2023.

Without prejudice to the liability of the issuer, the signatories are responsible for its contents in accordance with the applicable legal provisions. This document is issued in compliance with CONASEV Resolution No. 141-1998-EF/94.10 - Regulations for the Preparation and Submission of Annual Reports and its amending rules, and by General Management's Resolution of the Superintendency of the Securities Market (SMV) No. 211-98-EF/94. 11 - Manual for the Preparation of Annual Reports and Common Rules for the Determination of the Contents of Informative Documents and its amending rules, and SMV Resolution No. 016-2015-SMV-01 - Standards on the Preparation and Reporting of Financial Statements and Annual Report by an organization monitored by the Superintendency of Securities Market."

Luis Felipe Castellanos López - Torres
Chief Executive Officer

Lima, March 18, 2024

SECTION II

BUSINESS

2.1   General Information

2.1.1.   Company Name

Intercorp Financial Services Inc. (IFS)

Initially incorporated as Intergroup Financial Services Corp., its name was later changed to Intercorp Financial Services Inc. by resolution of the Extraordinary General Shareholders' Meeting dated June 8, 2012, recorded in Public Deed No. 16,063, dated June 22, 2012, issued before the Tenth Notaries' Office of the Circuit of Panama, by Ricardo A. Landero M., recorded in Card No. 539106, Redi Document No. 2197803 of the Commercial Section of the Public Records Office of Panama; which was later rectified by Public Deed No. 17,416, dated July 5, 2012, issued before the Tenth Notaries' Office of the Circuit of Panama, by Ricardo A. Landero M., recorded in Card No. 539106, Redi Document No. 2208035 of the Commercial Section of the Public Records Office of Panama.

2.1.2.   Domicile, Telephone Number and Fax Number

The company's registered office is located at Calle 74, San Francisco Edificio P.H. 909, Piso 15, Panama City, Republic of Panama. The company's offices in Peru can be reached by phone at + (511) 219-2000 and by fax at +(511) 219-2346.

2.1.3.   Incorporation and Registration in the Public Records Office

IFS was incorporated on September 19, 2006, starting operations on January 19, 2007. Its incorporation is recorded in Public Deed No. 22,758 issued before the First Notaries' Office of the Circuit of Panama, by Boris Barrios Gonzáles, recorded in Card No. 539106, Redi Document No. 1014737 of the Commercial Section of the Public Records Office of Panama. IFS is a limited liability holding company, incorporated as a result of the structure reorganization of its main shareholder Intercorp Perú Ltd. (hereinafter "Intercorp", a holding company incorporated in 1997 in The Bahamas) in 2007.

2.1.4.   Business Group

IFS is part of the following Business Group as of December 31, 2023:

Name of the Group's Main Companies	Corporate Purpose of the Group's Main Companies
ADMINISTRACIÓN FOOD REGIONAL S.A.C.	A company engaged in the provision of administrative services.
AGORA SERVICIOS DIGITALES S.A.C.	A company engaged in the development, management and operation of digital services, as well as in the retail and/or wholesale purchase and sale of various goods.
ALAMEDA COLONIAL S.A.C.	A company engaged in real estate investment.
ALMACÉN GURÚ PERÚ S.A.C.	A company engaged in managing and executing technological solutions for the marketing of goods and organization of deliveries.
BANCO INTERNACIONAL DEL PERÚ S.A.A.-INTERBANK	A multibank.
BEACON HEALTHCARE S.A.C.	A company engaged in the investment and investment management in different sectors, including the health sector.
BOTICAS IP S.A.C.	Retail sale of pharmaceutical and medicinal products, cosmetics and toiletries
CALLAO GLOBAL OPPORTUNITIES CORP.	A company engaged in the investment in the distribution of personal property in general.
CASH-&-CARRY ECUADOR S.A.S.	A company engaged in the development of all types of activities related to the real estate business in Ecuador.
CENTRO DE LA FOTOGRAFÍA S.A.	A company engaged in the higher audiovisual education.
CENTRO LOGÍSTICO Y DE FABRICACIÓN S.A.C.	Retail sale in non-specialized stores, storage and warehousing.
CENTROS DE SALUD PERUANOS S.A.C.	A company engaged in the provision of health services, including prevention and recovery services.
CHELSEA NATIONAL CORP.	A company engaged in investing in the digital services business.
COLECTIVO23 S.A.C. (EN LIQUIDACIÓN)	A company engaged in higher education services.
COLEGIOS COLOMBIANOS S.A.S.	A company engaged in the provision of educational services in Colombia.
COLEGIOS COLOMBIANOS HOLDING S.A.S.	A holding company of Colegios Colombianos S.A.S.
COLEGIOS DE ECUADOR COLDEC S.A.S.	A company engaged in the provision of educational services in Ecuador.
COLEGIOS PERUANOS S.A.	A company engaged in the provision of regular basic education services at the pre-school, elementary and high school levels.
COMPAÑÍA DE SERVICIOS CONEXOS EXPRESSNET S.A.C.	A company engaged in the credit card operations business.
COMPAÑÍA FOOD RETAIL S.A.C.	A company engaged in non-specialized wholesale and retail sales and road freight.
COMPAÑÍA HARD DISCOUNT S.A.C.	A company engaged in retail sales in non-specialized stores.
CORPORACIÓN EDUCATIVA HISPANOAMERICANA S.C.	A company engaged in the provision of educational services in Mexico.

Name of the Group's Main Companies	Corporate Purpose of the Group's Main Companies
CORRIENTE ALTERNA S.A.C.	A company involved in the provision of higher education services.
DESARROLLADORA DE STRIP CENTERS S.A.C.	A company engaged in the development of all types of activities related to the real estate business.
DIGITAL FOOD S.A.C.	A company involved in managing and implementing technological solutions for commercialization of goods and organization of deliveries.
DOMUS HOGARES DEL NORTE S.A.C.	A company engaged in real estate investment.
EDUCACIÓN 23 S.A.C.	A company engaged in the provision of higher education (educational and cultural activities) services.
ESCUELA PERUANA DE EDUCACIÓN S.A.C.	A company engaged in the training of teachers.
FARMACIAS PERUANAS S.A.C.	A company engaged in the provision of administrative and management services.
FINANCIERA OH! S.A.	A company specializing in financial intermediation.
FP SERVICIOS GENERALES S.A.C.	A company engaged in providing shared services.
HARD-DISCOUNT ECUADOR S.A.S.	A company engaged in the development of all types of activities related to the real estate business in Ecuador.
HOLDING SEH S.A.S.	A company engaged in the holding of securities.
HOMECENTERS ECUATORIANOS S.A.S.	A company engaged in the home improvement business.
HOMECENTERS PERUANOS ORIENTE S.A.C.	A company engaged in the home improvement business.
HOMECENTERS PERUANOS S.A.	A company engaged in the home improvement business.
HORIZONTE GLOBAL OPPORTUNITIES CORP.	A company engaged in real estate investment.
HORIZONTE GLOBAL OPPORTUNITIES PERÚ S.A.C.	A company engaged in real estate investment.
HPSA ECUADOR S.A.S.	A company engaged in the holding of securities.
HPSA CORP.	A company dedicated to investing in the home improvement business.
IDAT S.A.C.	A company engaged in higher education services.
IFH CAPITAL CORP.	A company engaged in the investment business.
IFH RETAIL CORP.	A company engaged in retail investments.
IFS DIGITAL S.A.C.	A holding company.
INDIGITAL HOLDING CORP.	A company engaged in the investment business.
INDIGITAL XP S.A.C.	A company dedicated to the provision of digital product development services.
INMOBILIARIA MILENIA S.A.	A company engaged in real estate activities.
INMOBILIARIA NEPTUNO INMONEP S.A.S.	A company engaged in the development of all types of activities related to the real estate business in Ecuador.

Name of the Group's Main Companies	Corporate Purpose of the Group's Main Companies
INMOBILIARIA PUERTA DEL SOL S.A.C.	A company engaged in the business of shopping centers.
INRETAIL PERÚ CORP.	A company engaged in investments in retail business.
INRETAIL PHARMA S.A.	A company engaged in the pharmaceutical business.
INRETAIL REAL ESTATE CORP.	A company engaged in real estate investment.
INRETAIL SPAIN CORP. S.L.U.	A company engaged in the holding of foreign securities.
INSTITUTO SUPERIOR TECNOLÓGICO PRIVADO CORRIENTE ALTERNA S.A.C.	A company engaged in promoting arts education.
INTELIGO BANK LTD.	Bank authorized to operate by the Commonwealth of the Bahamas.
INTELIGO GROUP CORP.	A company engaged in the investment business.
INTELIGO PERÚ HOLDINGS S.A.C.	A company dedicated to investments in the financial sector.
INTELIGO SOCIEDAD AGENTE DE BOLSA S.A.	A broker-dealer company.
INTELIGO USA INC.	A company engaged in the investment business.
INTERBANK - Peru Representações e Participações Brasil Ltda.	An Interbank Representative Office in Brazil.
INTERCORP CAPITAL INVESTMENTS INC.	A company engaged in the investment business.
INTERCORP CONNECTIVITY INC.	A holding company engaged in the investments business
INTERCORP EDUCATION HOLDINGS S.A.	A company engaged in education investment (Other financial intermediation n.c.p.).
INTERCORP EDUCATION SERVICES S.L.	A holding company of Transformando la Educación de México S.A. de C.V.
INTERCORP FINANCIAL SERVICES INC.	A holding company in the financial sector.
INTERCORP INVESTMENTS PERÚ INC.	An investment company. Parent company of non-financial investments (i.e. real estate).
INTERCORP MANAGEMENT S.A.C.	A company engaged in the provision of management services.
INTERCORP PERÚ LTD.	A company engaged in the investment business.
INTERCORP PERÚ TRADING (SHANGHAI) COMPANY LTD.	A company engaged in the investment business.
INTERCORP PERÚ TRADING COMPANY LTD. (HONG KONG)	A company engaged in the investment business.
INTERCORP RETAIL INC.	A company dedicated to investments. A parent company in retail investments.
INTERCORP RETAIL SPAIN CORP. S.L.	A company engaged in the management and administration of securities.
INTERFONDOS S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	A company that manages mutual funds and investment funds.
INTERNACIONAL DE TÍTULOS SOCIEDAD TITULIZADORA S.A. - INTERTÍTULOS	A securitization company.

Name of the Group's Main Companies	Corporate Purpose of the Group's Main Companies
INTERSEGURO COMPAÑÍA DE SEGUROS S.A.	A company authorized to sell life insurance, general insurance and annuities.
INVERSIONES REAL STATE S.A.C	A company engaged in real estate investment.
IR MANAGEMENT S.R.L.	A company engaged in the provision of management services.
IZIPAY S.A.C.	A company engaged in the provision of payment processing services.
JORSA DE LA SELVA S.A.C.	A company engaged in the wholesale and retail marketing and import of pharmaceutical products.
LA PUNTA GLOBAL OPPORTUNITIES CORP.	A company engaged in the investment business.
LINCE GLOBAL OPPORTUNITIES CORP.	A company engaged in the investment business.
MAKRO SUPERMAYORISTA S.A.	A company engaged in the wholesale of groceries and food products.
MIFARMA S.A.C.	A company engaged in the wholesale and retail marketing and import of pharmaceutical products.
NEGOCIOS E INMUEBLES S.A.	A company engaged in real estate activities for remuneration.
NG EDUCATION HOLDINGS CORP.	A company specialized in investing in educational businesses.
NG EDUCATION HOLDINGS II CORP.	A company specialized in investing in educational businesses.
NG EDUCATION HOLDINGS III CORP.	A company specialized in investing in educational businesses.
NG EDUCATION S.A.C.	A company specialized in investing in educational businesses.
OPERADORA DE SERVICIOS LOGÍSTICOS S.A.C.	A company engaged in providing comprehensive logistics services, among others.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INRETAIL CONSUMER	A trust fund of investment in the retail trade sector.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INRETAIL SHOPPING MALLS	A trust fund of investment in real estate projects.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INTERPROPERTIES HOLDING	A trust fund of investment in real estate projects.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INTERPROPERTIES HOLDING II	A trust fund of investment in real estate projects.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INTERPROPERTIES PERÚ	A trust fund of investment in real estate projects.
PINAPP USA LLC	A company engaged in the investment business.
PLAZA VEA ORIENTE S.A.C.	A company engaged in the supermarket business in the Peruvian Amazon rainforest.
PROCESOS DE MEDIOS DE PAGO S.A.	A company engaged in the provision of payment processing services.

Name of the Group's Main Companies	Corporate Purpose of the Group's Main Companies
PROMOTORA DE LA UNIVERSIDAD TECNOLÓGICA DE CHICLAYO S.A.C.	A company engaged in the business of education.
PUNTO DE ACCESO ESPAÑA S.L.U.	A company engaged in the holding of foreign securities.
PUNTO DE ACCESO GUATEMALA S.A.	A company engaged in the telecommunications business.
PUNTO DE ACCESO HONDURAS II S.A. de C.V.	A company engaged in the telecommunications business.
PUNTO DE ACCESO JAMAICA LIMITED	An internet service provider.
PUNTO DE ACCESO PERÚ S.A.C.	A company engaged in the provision of telecommunications services (internet access).
QUICORP S.A.	A holding company
QUIFATEX S.A.	A company engaged in the marketing and distribution of pharmaceutical and consumer products in Ecuador.
QUÍMICA SUIZA S.A.C.	A company engaged in the marketing and distribution of pharmaceutical and consumer products
QUIMIZA LTDA.	A company engaged in the marketing and distribution of pharmaceutical and consumer products in Bolivia.
REAL PLAZA S.R.L.	A company engaged in the shopping center business.
SAN BORJA GLOBAL OPPORTUNITIES S.A.C.	A company engaged in e-commerce.
SAN MIGUEL GLOBAL OPPORTUNITIES S.A.C.	A company engaged in real estate investment.
SERVICIO EDUCATIVO EMPRESARIAL S.A.C.	A company engaged in the provision of higher education services
SERVICIOS ADMINISTRATIVOS TRANSFORMANDO LA EDUCACIÓN DE MÉXICO, S.C.	A company engaged in the provision of educational services in Mexico.
SUPERMERCADOS PERUANOS S.A.	A company engaged in the business of hypermarkets, supermarkets and other retail formats.
SUPERMERCADOS SUR PERU S.A.C.	A company engaged in retail sales in non-specialized stores.
TIENDAS PERUANAS ORIENTE S.A.C.	A company engaged in the business of retail marketing of clothing and household goods.
TIENDAS PERUANAS S.A.	A company involved in the business of retail marketing of clothing and household goods.
TRANSFORMANDO LA EDUCACIÓN DE MÉXICO S.A. DE C.V.	A holding company for Administrative Services Transforming Education in Mexico S.C.
UNIVERSIDAD TECNOLÓGICA DEL PERÚ S.A.C.	A company engaged in the provision of higher education services.

Name of the Group's Main Companies	Corporate Purpose of the Group's Main Companies
UNIVERSIDADES DEL PERÚ S.A.C.	A company engaged in the business of education.
URBI PROPIEDADES S.A.C.	A company engaged in real estate investment and management.
URBI PROYECTOS S.A.C.	A company engaged in activities related to the structuring, management, representation, advisory, consulting, execution, development, operation and/or financing of investment projects.
VANTTIVE CIA. LTDA.	A company involved in the import, export, distribution, and marketing of various products in Ecuador.
VANTTIVE S.A.C.	A company engaged in the distribution and marketing of pharmaceutical products.

2.1.5.   <u>Capital stock, shares created and issued, and nominal value and number of shares.</u>

As of January 1, 2008, the capital stock of IFS was represented by 92,179,513 shares at an issue price of US$ 9.72 each.

In September 2008, as a result of Interbank's share exchange operation, IFS issued 1,435,938 shares at an issue price of US$ 9.72 each. This resulted in IFS' capital stock being represented by 93,615,451 shares at an issue price of US$ 9.72 each as of December 31, 2009.

Subsequently, in August 2014, two subsidiaries of Intercorp Peru Ltd. (Intercorp Capital Investments Inc. and IFH Capital Corp.) contributed to IFS 100% of their shares held in the capital stock of Inteligo Group Corp. – a company organized and existing under the laws of the Republic of Panama.

The above resulted in an increase in the capital stock of IFS, which grew from US$ 909,942,183.72 to US$ 1,099,437,598.08, leading to the issuance of 19,495,413 shares representative of the IFS capital stock, with a value of US$ US$ 9.72, to the following contributors:

(i)   Intercorp Capital Investments Inc. received 9,747,707 shares representative of IFS capital stock, in exchange for the 418,727 shares, fully paid-in, representative of 50% of the capital stock of Inteligo Group Corp. that contributed to IFS.

(ii)   IFH Capital Corp. received 9,747,706 shares representing the capital stock of IFS, in exchange for the 418,727 shares, fully paid-in, representative of 50% of the capital stock of Inteligo Group Corp. that contributed to IFS.

As of December 31, 2018, the capital stock of IFS was represented by 113,110,864 shares at an issue price of US$ 9.72 each and a market value of US$ 42.00 each, of which

Intercorp Peru Ltd held: (i) directly 64,568,380 shares representing 57.08% of the capital stock of IFS, and (ii) indirectly, through each of its subsidiaries Intercorp Capital Investments Inc. and IFH Capital Corp., shares representing 8.62% of the capital stock of IFS.

On July 18, 2019, IFS publicly offered 9,000,000 common shares at a price of US$46.00 per common share on both the Lima Stock Exchange and the New York Stock Exchange. The shares were tendered by (i) IFS, (ii) Banco Internacional del Peru S.A.A. - Interbank, a subsidiary of IFS, (iii) Intercorp Peru Ltd. (IFS's controlling shareholder) and (iv) an unrelated third party. As part of the transaction, IFS sold 2,418,754 common shares held in treasury (including the shares sold by Interbank) and 1,150,000 newly issued common shares. Furthermore, IFS granted the underwriters an option for an additional 30 days to purchase, as an additional primary offer, up to 1,350,000 additional shares of common stock. The shares in the offering commenced trading on the New York Stock Exchange on July 19, 2019, under the symbol "IFS."

On July 19, 2019, the underwriters exercised the aforementioned call option for a total of 1,186,841 common shares of the Company at an issue price of US$ 9.72 each, representing the capital stock of the Company, to be traded and placed on the New York Stock Exchange at the same placement price of US$ 46.00 that was reported to the market.

As a consequence of these transactions, the amount of paid-in capital stock increased to US$ 1,122,151,692.60 represented by 115,447,705 shares at an issue price of US$ 9.72 each.

2.1.6.   Shareholding Structure

As of December 31, 2023, the main shareholder of IFS is as follows:

NAMES AND SURNAMES	NUMBER OF SHARES	PERCENTAGE (%)	NATIONALITY	BUSINESS GROUP
Intercorp Perú Ltd.	62,012,134	53.72%	Bahamas	Grupo Intercorp

2.1.7.   Shareholder Composition

At December 31, 2023, the capital stock of IFS was represented by 115,447,705 shares with a market value of US$ 22.00 each on the Lima Stock Exchange, and US$ 21.95 each on the New York Stock Exchange, of which Intercorp Peru Ltd. holds 62,012,134 shares representing 53.72% of the issued capital stock of IFS.

2.2   **Description of Operations and Development**

2.2.1.   Corporate Purpose

IFS belongs to ISIC 6599, corresponding to companies of "Other Types of Financial Intermediation N.C.P.". The corporate purpose of IFS is to serve as holding company for the Financial Division of the Intercorp Group.

2.2.2.   Duration of the Business

The duration of the company is perpetual.

2.2.3.   Evolution of operations

2.2.3.1.   **History**

IFS, headquartered in Panama, was established in 2006 as part of the corporate reorganization of Intercorp Group. The reorganization simplified the Group's structure and created IFS to bring together the assets operated by the Group in the Peruvian financial service industry: Interbank and Interseguro.

In June 2007, the initial public offering of IFS shares was successfully completed with an eight-time oversubscription, allowing to raise capital by US$ 310 million as a result of the sale of 24% of its shares. It was the first time in 12 years that a non-mining Peruvian company listed shares abroad and it led to the active participation of over 100 international investors, including the world's largest asset management funds. The transaction resulted in the implicit valuation of IFS by US$ 1,300 million.

In September 2008, IFS launched a public offering to exchange Interbank shares for IFS shares. Its main goal was to generate greater value for Interbank's minority shareholders. The ratio was one IFS share in exchange for 9.45 Interbank shares. The operation was a success and 13,565,775 Interbank shares were received and exchanged for 1,435,938 IFS shares. Interbank's float decreased from 3.12% to 0.71%, and IFS shareholding in Interbank increased from 96.88% to 99.29%.

On August 01, 2014, Inteligo Group Corp. was fully acquired by Intercorp Financial Services Inc. as part of a corporate restructuring. The subsidiary Inteligo Real Estate Corp. was not included in this acquisition, as it was transferred to Intercorp Peru Ltd. before the acquisition of Inteligo Group Corp. by IFS. This transfer decreased Inteligo Group Corp.'s capital stock.

On May 31, 2017, the acquisition of Seguros Sura and Hipotecaria Sura was announced. It was approved on September 28, 2017. The acquisition was completed through the purchase from Sura Asset Management on November 2, 2017, and from Wiese Group on November 22, 2017. This transaction was financed by issuing senior bonds for US$ 300 million in October 2017. Seguros Sura and Hipotecaria Sura were incorporated into Interseguro during the first half of 2018.

In January 2019, Inteligo wealth management business was reorganized by transferring Interfondos, a mutual funds subsidiary of Interbank, to Inteligo Group, a company primarily focused on asset management.

In July 2019, IFS debuted in the New York Stock Exchange (NYSE) with an initial public offering of approximately nine million shares at US$ 46 per share. The securities were offered by IFS, Interbank, Intercorp Perú and a non-affiliated third party.

In April 2022, IFS completed the acquisition of 50% shareholding in Izipay, which, together with the 50% the bank already owned, gave it the opportunity to develop the payment processing business more strongly.

IFS shares are traded under the "IFS" mnemonic code, both in the Lima Stock Exchange and the New York Stock Exchange. Moreover, IFS has two ticker symbols in Bloomberg, IFS PE and IFS US, one for each market where its shares are traded. To date, approximately 28.56% of IFS shares are traded publicly in Peru and the United States. As of December 31, 2023, Intercorp Perú directly and indirectly holds 53.72% and 71.44% of issued and outstanding IFS capital stock, respectively.

Brief History of Interbank

Interbank was incorporated in Lima, Peru, in 1897, under the business names "Banco Internacional del Perú" and "Interbanc". International Petroleum Company acquired Interbank in 1944 and held ownership until 1967, when it executed a joint venture agreement with Chemical Bank New York Trust & Co. In 1970, Interbank was transferred to the Peruvian government as part of the banking system reform carried out by the military government of the time. In August 1994, in line with the government's privatization efforts, 91% of Interbank's capital stock was acquired by Corporación Interbanc, which subsequently transferred its Interbank portfolio to Intercorp Perú Ltd. The remaining shares of Interbank's capital stock were sold, mainly to Interbank's employees.

Following the acquisition by Intercorp Perú Ltd. in 1994, Interbank started its operations under the "Interbank" business name in line with its effort to renew the brand and modernize the company. Since then, Interbank continued growing and became one of the main consumer credit providers in Peru, and one of the most innovative banks in the country, mainly focusing on personal bank operations and the development of convenient distribution channels. In April 2001, Interbank acquired an assets and liabilities block from Banco Latino S.A. (the fifth largest bank in Peru at the time), including the credit portfolio. In September 2002, it acquired the credit card portfolio of Aval Card Perú S.A., strengthening its position in the personal banking segment. Subsequently, in September 2007, Interbank acquired the mortgage portfolio of Banco de Trabajo, containing over 2,500 loans.

From early 2007 to late 2008, Interbank carried out an aggressive expansion process that primarily aimed at doubling the distribution network in the span of two years. Accordingly, the number of Interbank branches increased from 111 at the end of 2006

to 207 at the end of 2008. Similarly, the number of ATMs increased from 701 to 1,400 in the same period.

Interbank's expansion in 2007 also included opening Intercorp Group's business representative office in Shanghai in August, contributing to streamline the commercial trade with China, Peru's second trade partner at the time. This was the first office opened by a Peruvian company in China, and received the Business Creativity Award 2007 in the "Customer Service" category.

Intercorp Group's solid growth in the following years made it convenient to undertake a corporate reorganization. This process led to the creation of Intergroup Financial Services Corp.—now Intercorp Financial Services Inc., IFS, holding company of Interbank and Interseguro. In June 2007, the initial public offering of IFS shares marked a historical transaction for Intercorp Group and was successfully completed with an eight-time oversubscription, allowing to raise capital by over US$ 310 million as a result of the sale of 24% of IFS shares. Through this transaction, the world's largest and most sophisticated asset management funds became IFS' partners, strengthening the Group's image and setting a precedent for other Peruvian companies to access the international capital market.

In 2015, the Bank reformulated its Strategic Plan to solidify its digital strategy and strengthened its supply of alternative channels, such as mobile banking and Internet banking, aiming to provide more convenient and uniform experiences to its clients across all its channels. This effort resulted in a significant efficiency level improvement, and profitable branch growth. Interbank was recognized as "Bank of the Year in Peru" by The Banker, both in 2015 and 2016.

In 2017, the Peruvian economy was negatively impacted by several factors, such as the Coastal El Niño, corruption scandals associated to Brazilian and Peruvian construction companies, and clashes between the Executive Branch and the Congress. During this period, the Bank placed particular emphasis in calibrating risk models and strengthening credit acceptance and collection policies. That year, Interbank was named "Bank of the Year in Peru 2017" by LatinFinance.

In 2018, the Bank's strategy continued to focus on the development of its digital platform, for both the personal and commercial segments. That year, Interbank was recognized as "Bank of the Year in Peru 2018" by UK's Euromoney magazine.

In 2019, as part of a reorganization process in Intercorp Financial Services Inc., Interbank transferred its wealth management business, Interfondos, to Inteligo, whose business primarily focuses on asset management. Moreover, Interbank continued strengthening its growth strategy in the consumption segment, where it positioned itself as the bank with the highest credit card market share, thanks to its differentiated product offer and the development of an easy-to-use, readily accessible digital platform for its clients. As a result, Interbank was once again named "Bank of the Year in Peru 2019" by The Banker.

Since early March 2020, Interbank deployed a business continuity plan to face the impact of the COVID-19 pandemic on its operations through actions that encompassed

different levels of the organization. To strengthen its capital position and liquidity, the bank reduced the dividend payout ratio applicable to the 2019 earnings from 45% to 25%, and agreed to capitalize the entirety of the period's profits recorded until March 31, 2020 in full. Moreover, in July 2020, subordinated bonds were issued for US$ 300 million, maturing in July 2030, with an option to redeem in 2025. Interbank had a relevant participation in the Reactiva Perú Program, aimed to ensure the continuity of the payment value chain in the country through commercial loan placements with different government-guarantee levels (80%, 90%, 95% and 98%). As a result, the Bank increased its commercial segment share and established new commercial relationships, particularly with medium and small business banking clients. In addition to other international awards, Interbank was recognized as "Bank of the Year in Peru 2020" by Euromoney, LatinFinance and The Banker. It also ranked third in Peru and ten in Latin America in the PAR ranking by Aequales, a company that supplies tools to close gender gaps.

The year 2021 saw Interbank's quick recovery. Its key operating indicators approached pre-COVID-19 pandemic levels, and it increased its share in the consumer credit and personal savings market. The Bank presented its new "two front" digital strategy, focused on: (i) improving efficiency levels by offering 100% digital products and services, with the goal of evolving from a Digital First to a Digital Only model; and (ii) finding new growth sources through Open Banking alliances, a new payment ecosystem, and Rappibank, while adopting a FinTech mentality. In line with this, the Bank's customer base increased by 18% in 2021, reaching 4.6 million customers. Moreover, true to its vision to "become the best bank by having the best people", Interbank was chosen as the best workplace in Peru and Latin America by the Great Place to Work Institute. Following its strategy to attract the talent needed to develop its business, Interbank was also recognized as the second and eleventh best place to work in Peru in millennial and women rankings, respectively. It also ranked first best company for home office in Peru, and seventh in the diversity and inclusion ranking. Once again, it was included in the top 10 most admired companies in Peru, a ranking prepared by PricewaterhouseCoopers and Revista G of Diario Gestión. Interbank was recognized in the top 4 best companies by Merco's ESG Responsibility ranking, an assessment on environmental, social and corporate governance performance of organizations in Peru. Finally, for the third consecutive year, the Bank placed first in the ranking of the most responsible companies in sustainability matters in the banking sector.

The year 2022 was key to guarantee the continuous growth of Interbank and its operations. In April, IFS completed the acquisition of 50% shareholding in Izipay, which, together with the 50% the bank already owned, gave it the opportunity to develop the payment processing business more strongly. Interbank earned the recognition of the LatinFinance magazine as Bank of the Year in Digital Transformation in Latin America and the Caribbean. Moreover, it was recognized as the company with the best reputation in the country, according to the Corporate Reputation Business Monitor of the Merco Ranking. For the eleventh year in a row, Interbank was included in the list of Top 10 Most Admired Companies in Peru (EMA), according to the assessment carried out by PwC consulting firm and Gestión's G magazine. It was recognized and awarded a third star by the Ministry of Environment for managing Carbon Footprint in Peru by measuring, verifying and reducing Greenhouse Gas (GHG) emissions and contributing to

climate change goals in the country. In line with sustainable initiatives, Interbank granted the first sustainable loan to the Peruvian fishery sector, associated to compliance with environmental and social goals.

The year 2023 was a challenging year for Interbank and its operations. However, it was also a year of opportunities and continuous investment in disruptive digital initiatives. Accordingly, in May 2023, IzipayYa was launched as an initiative to meet the needs of businesses and microbusinesses. Months later, in September, interoperability between the main electronic wallets was implemented, resulting in an increase of both operations and users. For the twelfth year in a row, Interbank was included in the list of Top 10 Most Admired Companies in Peru (EMA), according to the assessment carried out by PwC consulting firm and Gestión's G magazine. Interbank placed first in Merco's ESG responsibility ranking, and Merco's talent attraction and retention ranking. In line with sustainable initiatives, Interbank, together with Enel Generación Perú, executed a partnership on renewable energy consumption until 2025.

Brief History of Interseguro

Interseguro was incorporated in June 16, 1998, from the partnership between Intercorp Group and Bankers Trust. In 2007, Interbank Group created a financial holding, Intergroup Financial Services Corp., now Intercorp Financial Services Inc. (IFS), consolidating ownership of Interbank, Interseguro, Inteligo and Izipay. Interseguro is currently one of the main Peruvian insurance firms, specialized in Life Annuities. In addition to its competitive position in the Life Annuity market, Interseguro offers other products, such as life insurance, and low-cost mass insurance sold mainly through Intercorp Group's distribution channels.

Accordingly, in November 2017, the acquisition of Seguros Sura insurance company was completed, consolidating Interseguro as the company with the most assets in the Life business, and overall, the second largest in the insurance business. In 2017, the number of managed insurance policies was doubled by incorporating the Life Annuity policy portfolio acquired from Mapfre and the portfolio obtained through the acquisition of Seguros Sura.

In 2019, the Simple Reorganization project between Interseguro and Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (Mapfre) was approved, agreeing to transfer the portfolio of Mapfre's obligations toward pensioners of the Complementary Occupational Risk Insurance (SCTR).

In 2023, Inteligo generated premiums for S/ 1,144.0 million, reaching a 9.4% market share in life insurance, and a 5.6% share in the overall insurance market. In the Life Annuity segment, Interseguro remained the leader with a 27.9% market share.

At the end of 2023, the company has 1176 workers and manages assets worth S/ 15,223 million under the International Financial Reporting Standards (IFRS).

Brief History of Inteligo

Inteligo Group Corp. was incorporated under the laws of the Republic of Panama in 2006. It has four subsidiaries: Inteligo Bank Ltd., Inteligo Sociedad Agente de Bolsa, Inteligo Perú Holdings and Inteligo USA.

a.   Inteligo Bank Ltd.:

Incorporated under the laws of the Commonwealth of The Bahamas in 1995, it is engaged in financial advisory and wealth management. It has one branch in Panama, incorporated in 1997, operating under an international license of the Superintendency of Banks of Panama.

b.   Inteligo Sociedad Agente de Bolsa:

Incorporated under the laws of the Republic of Peru in 1997, it is primarily focused on the purchase and sale of securities that are traded in the stock and over-the-counter market; and on providing advisory services to investors of the stock market.

c.   Inteligo Perú Holdings:

Incorporated under the laws of the Republic of Peru in 2018, it is the holding company and main shareholder of Interfondos S.A. - Sociedad Administradora de Fondos. Inteligo Perú Holdings provides corporate services to companies of Inteligo Group.

Interfondos was incorporated under the laws of the Republic of Peru in 1994 and acquired by Inteligo Perú Holdings on January 8, 2019. The company's main activity is management of mutual funds and investment funds domiciled in Peru, particularly for local clients.

d.   Inteligo USA:

Incorporated under the laws of the City of New York in 2019, Inteligo USA offers financial services in the United States.

At the end of 2023, Inteligo Group had 337 workers and managed client assets and other deposits worth S/ 26,493 million.

From 2011 to 2019, Inteligo Sociedad Agente de Bolsa ranked in the Top 15 Great Places to Work (GPTW) for its category, and in 2021 it ranked second. Since 2022, the three Inteligo Group companies located in Peru (Inteligo Sociedad Agente de Bolsa, Inteligo Perú Holdings and Interfondos) participated in the GPTW competition. In 2023, they ranked sixth in their category.

Brief History of Izipay

Izipay was created in 1999, under the name Procesos de Medios de Pago S.A. It was a payment processing company engaged in processing credit and debit cards,

prepayments and electronic wallets payment transactions, both as issuer processor and acquirer, and providing correspondent outlet services (*cajero corresponsal*). In its early years, it worked with Mastercard, private brands, Union Pay International, JCB, and, subsequently, with VISA since 2019. In addition, it captures and processes Amex and Diners card transactions. In 2018, the Izipay S.A.C. payment facilitator was created. Its business mainly focused on small and medium-sized enterprises. In 2020, both companies began to use the same business name, Izipay.

At the end of 2023, Izipay had 648 workers and one business park worth 1.3 million (physical, virtual and app).

Since 2020, Izipay has ranked in the Top 10 Great Places to Work (GPTW) for its category, and in 2023 it ranked tenth. In 2023, it participated in the Business Creativity ranking, obtaining three awards for its projects: "Manage your business from a POS!" and "Get your sale earnings in an instant!".

2.2.3.2.   The Peruvian financial, insurance and payment system

Macroeconomic Environment

Peru recorded a GDP of -0.55% in 2023, mainly explained by internal demand decreasing by 1.7% and private investment by 7.2%. These factors were partially offset by 3.3% increases in public consumption and 0.1% in private consumption.

Inflation was 3.4% in 2023, compared to 8.5% in 2022. In this scenario, the BCRP increased the interest rate once, and decreased the reference interest rate four times during the year, from 7.50% at the end of 2022 to 6.75% at the end of 2023.

Finally, the Peruvian Sol appreciated against the US Dollar in 2023.

Currency performance



Source: Bloomberg. Data as of December 31, 2023

Banking System

The banking system's net profit shrunk by 9% in 2023, while the return on equity did not improve, recording 14.4% in 2023, lower than the 17.3% of 2022. Gross placements in the banking system decreased by 1.6% in 2023, a figure lower than the 2.0% increase recorded in 2022 as a result of maturities or loan prepayments in the commercial segment related to the Reactiva Perú Program.

At the end of 2023, the banking system default levels increased to 4.3%, higher than the 3.9% reported in 2022. The system's coverage ratio was 144.6% in 2023, lower than 148.5% in 2022, but still considered healthy. The capitalization level remained solid and closed 2023 at 16.4%, compared to 14.4% reported in 2022.

Main Banking System Indicators

Gross Placements (S/ billion)



Source: SBS

Cost of Risk and Default Ratio (%)



Source: SBS

Capitalization (%)



2020	2021	2022	2023
15.4%	14.9%	14.4%	16.4%

Source: SBS

Peruvian Insurance Market

The Peruvian insurance sector includes 17 companies: six exclusively focused on general insurance, one on life insurance, and ten focused on both categories.

The most representative insurance categories, from an annual premium standpoint, were Disability and Survivorship representing 27.9% of sold premiums, while payment protection insurance (*seguro de desgravamen*) represented 19.9% of total insurance sales in 2023.

Overall, at the end of 2023, insurance companies profits totaled S/ 2,266 million, a 52.3% increase as compared to the previous period. This was mainly explained by market growth. Likewise, the market's return on equity (ROE) grew from 18.1% in 2022 to 22.7% in 2023. Return on Assets (ROA) grew from 2.2% to 3.0% within the same analyzed period.

Both the industry's and the company's outlook in the medium and long term are favorable, being mainly based on a still low penetration level of insurance in Peru (as a percentage of GDP) as compared to other countries in the region, and on better conditions in financial markets. Similarly, there is room to continue developing new channels and products, as well as bancassurance with Interbank.

Financial Advisory, Wealth Management and Stock Broker Markets

The financial advisory and wealth management businesses are highly competitive. This sector includes local and international companies and, in recent years, it has seen an increase of independent advisors.

Inteligo Bank Ltd.'s main international competitors are UBS and Credit Suisse, among others. The products offered per each asset class include fixed income and variable income instruments, and alternative investments; both in the local and international market.

Inteligo Sociedad Agente de Bolsa provides custody and brokerage services in the Lima Stock Exchange. Interfondos provides mutual fund and investment fund management services in the Peruvian market.

Since 2019, Inteligo USA provides financial advisory and transaction management services in the US market.

Payment Market

The payment processing business includes consumers, card issuer banks (credit, debit, prepaid), card brands that operate in Peru (Visa, Mastercard, American Express, Diners and other private brands), businesses that offer products and services, and acquirers in charge of affiliating stores to their network, both physically and virtually. Payment facilitators are also part of this sector; they affiliate businesses on behalf of the acquirer, and help capture smaller businesses. These facilitators must execute agreements with all acquirers present in the country to be able to accept all brands.

Initially, each brand granted a license to one acquirer in Peru to represent them. Visa worked with Niubiz, Mastercard with Procesos de Medios de Pago, and American Express with Expressnet. Diners managed their own acquisition. In 2020, the industry adopted a multi-acquisition approach, as Visa and Mastercard granted their licenses to Procesos de Medios de Pago and Niubiz, respectively.

2.2.3.3.   Description of main assets: Statement of Financial Position

As of December 31, 2023, IFS owns 99.30% of Interbank's outstanding capital stock, 99.84% of Interseguro Compañía de Seguros S.A.'s outstanding capital stock, 100.00% of Inteligo Group Corp.'s capital stock, and 100% of Procesos de Medios de Pago S.A. The operations of IFS and its subsidiaries focus on Peru and the Republic of Panama.

The accompanying financial statements reflect the individual activity of IFS, and do not include the effects of the consolidation of these financial statements with those of its subsidiaries, pursuant to the legal provisions and financial reporting standards in Peru.

The separate audited financial statements of IFS are presented below:

Intercorp Financial Services Inc.

Separate Statement of Financial Position

As of December 31, 2023 and 2022, and January 1, 2022

	2023 S/(000)	2022 S/(000) reexpressed	01.01.2022 S/(000) reexpressed
Asset			
Current asset			
Available cash	148,941	99,743	338,840
Accounts receivable from related party	1,331	1,331	1,331
Other accounts receivable	-	-	1,472
Investments at fair value through profit or loss	114,650	180,127	188,657
Total current asset	264,922	281,201	530,300
Investments at fair value through other comprehensive profit or loss	38,731	35,577	40,004
Investments in subsidiaries	10,694,384	10,107,192	9,220,154
Other assets	56,806	76,130	136,651
Total non-current asset	10,789,921	10,218,899	9,396,809
Total asset	11,054,843	10,500,100	9,927,109
Liability			
Interests, dividend tax provision, other accounts payable and provisions	52,615	46,536	56,316
Total current liability	52,615	46,536	56,316
Corporate bond	1,052,011	1,081,096	1,185,943
Total liability	1,104,626	1,127,632	1,242,259
Net equity			
Capital stock	1,038,017	1,038,017	1,038,017
Treasury shares	(84,309)	(3,363)	(3,363)
Capital premium	532,771	532,771	532,771
Reserves	6,000,000	6,000,000	5,200,000
Unrealized gains and losses	(457,793)	(554,421)	(302,477)
Retained earnings	2,921,531	2,359,464	2,219,902
Total net equity	9,950,217	9,372,468	8,684,850
Total liability and net equity	11,054,843	10,500,100	9,927,109

Intercorp Financial Services Inc.

Separate Income Statement

For the years ended on December 31, 2023 and 2022

	2023 S/(000)	2022 S/(000) reexpressed
Share of profit or loss of Subsidiaries, net	1,231,319	1,528,360
Gain for measuring at fair value the previous share of the acquired company	-	222,513
(Expenses) income		
Financial expenses, net	(53,145)	(55,135)
(Net loss) gain in derivative financial instruments for trade	(1,223)	4,468
(Net loss) gain in valuation of investments at fair value through profit or loss	(49,570)	22,790
General and operating expenses	(29,194)	(26,068)
Exchange difference, net	7,563	1,155
Other expenses	(2)	(13)
	(125,571)	(52,803)
Profit before income tax on dividends	1,105,748	1,698,070
Provision for income tax on dividends	(33,020)	(30,044)
Net profit for the year	1,072,728	1,668,026
Earnings per basic and diluted share (in Soles)	9.327	14.452
Weighted average of outstanding shares (in thousand)	115,012	115,418

Analysis of the company's separate financial statements 2023

With regard to the individual share of Intercorp Financial Services, profit was S/ 1,072.7 million in 2023, a 35.7% reduction as compared to 2022. This was mainly due to a reduced share of profit or loss of Subsidiaries, net, by 19.4%, a higher net loss in valuation of investments at fair value through profit or loss, and a higher net loss in derivative financial instruments for trade.

Profit or loss of main subsidiaries:

<u>**Bank Segment**</u>

Interbank's net profit was S/ 856.1 million in 2023, representing a S/ 518.0 million year-over-year increase, or 37.7%.

Annual performance was mainly due to increases of S/ 1,149.1 million in credit provisions, net of recoveries, and S/ 19.1 million in other expenses. These effects were partially offset by increases of S/ 414.8 million in interest and similar net yields, S/ 19.4 million in other income, and S/ 15.6 million in net income from financial services.

Interbank's ROE was 11.2% in 2023, lower than the 19.8% reported in 2022.

Interest-Earning Assets

Interbank's interest-earning assets increased to S/ 66,092.5 million as of December 31, 2023, a 2.2% increase year-over-year.

The YoY growth of interest-earning assets was explained by 24.8% increases in financial investments, and 2.9% in the credit portfolio, partially offset by a 19.6% reduction of available cash and inter-bank funds.

The evolution of active loans continued to be affected by the placement and maturity or prepayment of commercial loans related to the Reactiva Perú Program. As of December 31, 2023, outstanding portfolio balances related to Reactiva Perú amounted to S/ 625.8 million, as compared to S/ 2,020.3 million as of December 31, 2022.

The outstanding placement portfolio grew by 2.4% YoY, mainly explained by a 6.2% growth in the personal portfolio, partially offset by a 1.9% reduction of the commercial portfolio. Excluding the effect of the Reactiva Perú Program in comparable quarters, the outstanding placement portfolio and commercial portfolio would have grown by 5.9% and 5.6% YoY, respectively.

YoY growth of the personal portfolio was due to a 6.5% increase in consumption loans and 5.7% in mortgage loans. The increase in consumption loans was the result of higher balances of payroll deduction loans (*préstamos por convenio*) and personal loans, partially offset by lower balances in credit cards.

The annual reduction of the commercial portfolio was explained by lower balances of Reactiva Perú loans manifested through lower foreign trade loans in the corporate segment, and lower working capital loans in all segments. These factors were partially offset by higher balances in finance lease operations in the corporate segment and business banking.

As of December 31, 2023, the balance of rescheduled loans related to Reactiva Perú in Interbank amounted to S/ 730.5 million, as compared to S/ 1,476.4 million the previous year.

It is important to mention that loans under the Reactiva Perú Program are almost fully guaranteed by the Peruvian government. As of December 31, 2023, Interbank activated the loan guarantee coverage for an amount of S/ 807.2 million.

Funding Structure

Interbank's total funding base remained influenced by the funds provided by the Central Bank, related to the Reactiva Perú Program. As of December 31, 2023, the balance amounted to S/ 540.2 million, as compared to S/ 1,909.4 million as of December 31, 2022.

The bank's total funding base grew 2.0% YoY, a figure similar to the 2.2% increase in interest-earning assets. This was explained by increases of 30.1% in due to banks and inter-bank funds, 3.3% in deposits and obligations, partially offset by a 35.3% reduction in bonds, notes and other obligations. Excluding the effect of the Reactiva Perú Program, the bank's total funding and the balance of due to banks and inter-bank funds would have grown by 4.5% and 70.2% YoY, respectively.

The YoY increase in due to banks and inter-bank funds mainly resulted from a higher long-term funding provided by foreign banks, a higher short- and long-term funding provided by COFIDE, and higher short-term inter-bank funds. These effects were partially offset by lower funding by the BCRP.

The annual growth in deposits was mainly due to increases of 4.3% in personal deposits, 3.4% in institutional deposits, and 0.9% in commercial deposits.

The annual reduction in outstanding bonds, notes and securities was mainly due to the maturity and payment of senior bonds in the international market for US$ 485.0 million in early 2023, as well as subordinate bonds in the local market for S/ 150.0 million and US$ 50.0 million, in January and December 2023, respectively.

As of December 31, 2023, the share of deposits and obligations over the total funding was 77.9%, up from the 77.0% reported as of December 31, 2022. Similarly, the share of the institutional deposits over the total deposits remained stable in the compared periods, at 12.7%.

Financial Margin

Gross financial margin increased 12.6%, due to a 27.3% increase in interest and similar income, partially offset by a 60.0% in interest and similar expenses.

The higher interest and similar income were related to more than double increases in interest on cash and interbank funds, 25.4% in interest on loans and 17.5% in interest on investments.

Interest on cash and interbank funds increased S/ 164.2 million, or more than double, explained by an increase of 190 basis points in the average yield, from 1.3% in 2022 to 3.2% in 2023, partially offset by a 14.2% reduction in the average volume.

Interest on loans grew S/ 1,059.3 million, or 25.4%, due to increases of 180 basis points in the average yield and 5.7% in the average volume.

The higher average yield on loans, from 9.4% in 2022 to 11.2% in 2023, was related to higher rates in the commercial and personal segments, and mortgage to a lesser extent.

The higher average loan volume was attributed to a 13.4% growth in personal loans, partially offset by a 3.9% reduction in commercial loans. In the personal loan portfolio, the higher average volume was attributed to increases of 17.3% in consumer loans and 7.2% in mortgage loans. The reduction in commercial loans was attributed to reductions of 7.3% in short-term and medium-term loans, as well as 4.8% in foreign trade placements, partially offset by an increase of 16.4% in leasing operations.

Interest on investments increased S/ 78.1 million, or 17.5%, due to growth of 60 basis points in the average yield and 4.6% in the average volume. The higher average yield, from 4.2% in 2022 to 4.8% in 2023, was related to higher returns in CDBCR and corporate bonds, partially offset by lower returns in sovereign bonds. The higher average volume was the result of higher balances in CDBCR and sovereign bonds, partially offset by lower positions in global and corporate bonds.

As a result, the average yield on earning assets expanded 170 basis points, from 7.2% in 2022 to 8.9% in 2023.

The 60.0% increase in interest and similar expenses was due to more than double increases in interest on deposits and obligations to the public, and 83.9% in interest on obligations to financial institutions, partially offset by a 30.4% reduction in interest on outstanding securities, bonds and debentures.

Interest on deposits increased as a result of a 250-basis point increase in the average cost, from 2.9% in 2022 to 5.4% in 2023, as well as an 11.8% increase in the average volume. The higher average cost was related to higher rates paid on funding provided by foreign banks and the Central Bank, partially offset by lower interbank deposit rates. The higher average volume was attributed to higher balances in foreign banks, COFIDE and interbank funds, partially offset by lower funding from BCRP.

Interest on deposits increased S/ 756.4 million, or 83.9%, explained by an increase of 160 basis points in the average cost, from 2.0% in 2022 to 3.6% in 2023, as a result of higher rates paid on institutional, commercial and personal deposits, associated to an increase in global reference rates. The 3.0% increase in average volume was associated with higher balances in institutional and personal deposits, partially offset by lower commercial deposits.

The lower interest expense on securities and outstanding bonds was explained by a 27.5% reduction in average volume, attributed to the maturity and payment of a senior international bond, as well as local subordinated bonds throughout the year.

The average cost of funds increased 150 basis points, from 2.5% in 2022 to 4.0% in 2023, in line with the higher average cost of deposits and obligations to the public, and obligations to financial institutions.

As a result, the net interest margin was 5.5% in 2023, 60 basis points higher than the 4.9% reported in 2022.

Provisions

Provisions for loans, net of recoveries, increased S/ 1,149.1 million, or more than doubled, compared to the previous year. The increase in provision expenses was mainly related to higher requirements in the personal and commercial portfolios, associated with a deterioration of the macroeconomic outlook in Peru.

Financial Services Fees and Commissions

The increase of S/ 15.6 million, or 2.0%, in net income from financial services was related to higher commissions in most products and services.

Other Income

Other income increased S/ 19.4 million, or 4.1%, due to reductions in net gains from valuation of investments and foreign exchange operations.

Other Expenses

Other expenses increased S/ 19.1 million, or 1.0%, mainly as a result of higher technology expenses, as well as marketing expenses related to credit cards.

The efficiency ratio was 37.3% in 2023, an improvement compared to the 40.4% recorded in 2022.

Capitalization

The bank's overall ratio was 15.5% as of December 31, 2023, up from 15.1% recorded as of December 31, 2022.

The year-over-year performance of the capital ratio was due to a 1.8% decrease in RWA, as well as 0.6% growth in effective equity (*patrimonio efectivo*). The decrease in RWA was the result of a lower capital requirement for credit risk and market risk, to a lesser extent, partially offset by a higher capital requirement for operational risk. The lower RWAs for credit risk was due to lower RWAs for other assets and investments, partially offset by higher RWAs for placements.

The YoY movement in effective equity (*patrimonio efectivo*) was mostly the result of the incorporation of the capitalization of earnings on the result of fiscal year 2022 and the results of the current fiscal year. These effects were partially offset by the recognition of the entire UL as a deduction and not only of the excess over the profit for the year, as a previously stipulated, as well as by the decrease in the computation of local subordinated debts and the deduction of intangibles, as a result of the implementation of the new solvency regulations.

By means of SBS Resolution No. 3952-2022 and amendments it was established that for the period encompassing January and March 2023, the effective equity (*patrimonio efectivo*) for the financial entities shall be equal to or exceeding 8.5% of the assets and total risk-weighted liabilities, for the period encompassing April 2023 and February 2024, it shall be equal to or exceeding 9%, for the period encompassing March 2024 and August 2024, it shall be equal to or exceeding 9.5%, and from September 2024 to onwards, it shall be equal to or exceeding 10%. The regulation for the requirement of effective equity (*patrimonio efectivo*) for credit risk is also amended, which renders the Multiple Notice No. 27358-2021-SBS and Urgency Decree 003-2022 null and void.

Thus, as of December 31, 2023, the capital ratio stood at 15.5%, significantly higher than the overall limit plus buffers and capital allocated to cover additional risks as required by the SBS. The minimum regulatory requirement was 9.0% as of December 31, 2023. Additionally, the Core Equity Tier 1 (CET1) ratio was 11.8% under the new methodology required by the SBS, compared to the 12.0% reported as of December 31, 2022, the latter under the previous calculation methodology. It should be noted that, following the implementation of the new solvency regulations, CET1 is part of the Level 1 effective equity (*patrimonio efectivo*).

Insurance Segment

Interseguro's net income reached S/ 292.1 million in 2023, an increase of S/ 36.6 million, or 14.3%, compared to the previous year.

The full-year performance was mainly explained by an increase of S/ 77.0 million in other income, mainly explained by higher gains in fair value investments and, additionally, by the improvement in insurance results by S/ 74.5 million. These effects were partially offset by a negative performance of S/ 85.9 million in net interest and similar income, and by the increase of S/ 32.4 million in other expenses.

Net interest and similar yields were S/ 724.9 million in 2023, a decrease of S/ 85.9 million compared to 2022, mainly explained by the reduction of S/ 89.2 of interest and similar yields.

The recovery for impairment of financial investments was S/ -7.9 million in 2023, in contrast to a nil impairment with respect to the previous year.

Other income was S/122.9 million, an increase of S/ 77.0 million compared to 2022, mainly due to the increase of S/ 106.2 million in investments at fair value.

Total Insurance Results were S/ -178.4 million in 2023 compared to S/ -252.9 million reported in 2022. The increasing performance was due to the increase in S/108.3 million in annuities, explained mainly for a reduced inflation. This was partially offset by a decrease of S/ 27.7 and S/ 6.1 million in individual life and massive insurance respectively.

Other expenses amounted to S/ 374.6 million in 2023, reflecting an increase of S/ 32.4 million compared to the previous year, mainly explained by higher remunerations and labor benefits, as well as an increase in administrative expenses.

Interseguro's ROE was 86.2% in 2023, down from 92.4% in 2022.

Wealth Management Segment

Inteligo Group Corp.'s net income was S/ 36.2 million in 2023, a positive performance compared to the loss of S/ -141.4 million reported in 2022. The annual performance was mainly due to the recovery of the investment portfolio, from reported losses of S/ -244.5 million in 2022 to S/ -40.2 million in 2023, attributable to the reduction of the mark-to-market loss on the Company's own investment portfolio.

Partially offsetting the year-over-year improvement in other income, the company recorded an 18.4% drop in net interest income and similar, mainly as a result of higher interest expenses, and a 10.5% contraction in financial services fees, due to lower revenues in the funds and private banking segments.

From a business development perspective, Inteligo's prospecting process continued to show positive results in terms of new account openings and growth in assets under management in Private Wealth Management and mutual funds. As a result, Inteligo's assets under management grew 8.7% annually.

Inteligo's ROE was 4.0% in 2023, a positive result compared to 2022.

2.2.3.4.   <u>Number of personnel employed</u>

As of December 31, 2023, IFS does not have its own personnel, since its operations are carried out by personnel from the different subsidiaries of Intercorp Group.

2.2.3.5.   <u>Relevant loans received</u>

IFS has not received any relevant loans during fiscal year 2023.

2.2.3.6   <u>Judicial, administrative or arbitration proceedings</u>

IFS is not involved in any judicial, administrative or arbitration proceedings that could be considered to have a significant impact on IFS results of operations and financial position.

Interbank is involved in a number of legal proceedings in the ordinary course of its banking operations. In addition, Interbank has legal proceedings related to labor disputes with former employees and tax disputes with the tax authority.

Interseguro is routinely involved in legal and/or arbitration proceedings in connection with claims that are routinely made in relation to policy coverage. These liabilities are taken into account for the constitution of Interseguro's technical reserves.

On the other hand, Inteligo Bank Ltd. Is involved in legal proceedings in the ordinary course of its banking business. It is also a defendant in the following litigations related to the Bernard Madoff cases:

- Complaint lodged on September 02, 2010 by liquidators of Fairfield Sentry Limited ("<u>Fairfield</u>").

- Complaint lodged on October 06, 2011 by Irving Picard, Trustee for Bernard L. Madoff Investment Securities LLC ("<u>BLMIS</u>").

These complaints seek reimbursement of approximately US$ 8.4 million for payments allegedly received by Inteligo Bank, in connection with investments in Fairfield, a feeder fund of BLMIS.

<u>Status of the lawsuit lodged by Fairfield</u>. On August 24, 2022, the District Court upheld the Bankruptcy Court's dismissal of the liquidator's claim against Inteligo Bank and several other defendants, and on September 26, 2022, the liquidator appealed the decision to the United States Court of Appeals for the Second Circuit (the "<u>Court of Appeals</u>"). The Inteligo Bank case has been consolidated with other similar cases involving other defendants on appeal. Briefing of the appeal took place on June 9, 2023, but on July 5, 2023, the Court of Appeals granted a motion to hear a related appeal and consolidated that appeal with the related Inteligo Bank appeal. As a result, the Court of Appeals' review of the Inteligo Bank appeal was postponed pending briefing of the new appeal. Briefing was completed on November 17, 2023, and the Court of Appeals will likely year oral arguments in early 2024.

Status of complaint lodged by BLMIS. On December 09, 2022, the Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") denied the motion filed by Inteligo Bank to dismiss the complaint. The Bankruptcy Court issued an amended version of its memorandum of decision on December 15, 2022, and a formal order denying the motion was issued on December 22, 2022. On February 10, 2023, Inteligo Bank filed an answer to the complaint. On September 25, 2023, the Bankruptcy Court approved a case of administration plan, and the parties have begun exchanging documents and information as part of the discovery process. The discovery process if scheduled to end in December 2025. Upon completion of the discovery process, the parties will agree with the Bankruptcy Court on a schedule for filing dispositive motions and, if necessary, a trial.

2.3 Administration

2.3.1 Directors

- **CARLOS TOMÁS RODRÍGUEZ PASTOR PERSIVALE**
  Bachelor's Degree in Social Sciences – University of California, Berkeley
  Master of Business Administration – Dartmouth College
  Chairman of the Board
  Since 2007

- **FERNANDO MARTÍN ZAVALA LOMBARDI**
  Bachelor's Degree in Economics – Universidad del Pacífico
  Master in Business Management – Universidad de Piura
  Master in Business Administration– University of Birmingham
  Since 2019

- **FELIPE FEDERICO ROY MORRIS GUERINONI**
  Bachelor's Degree in Economics – Universidad del Pacífico
  Master in Finance – The American University
  Master in Economics – University of Pittsburgh
  Since 2007

- **JOSÉ ALFONSO ERNESTO BUSTAMANTE Y BUSTAMANTE**
  Bachelor's Degree in Agronomic Science Engineering –Universidad Nacional Agraria
  Business Specialization Program - Michigan University, Ann Arbor
  Since 2007

- **LUCÍA CAYETANA ALJOVÍN GAZZANI**
  Attorney-at-Law – Pontificia Universidad Católica del Perú
  Master's Degree in Business Administration – Universidad Adolfo Ibañez, Chile.
  Since 2019

- **HUGO ANTONIO SANTA MARÍA GUZMÁN**
  Bachelor's Degree in Economics – Universidad del Pacífico
  Ph.D. – Washington University, St. Louis

Since 2019

- **GUILLERMO MARTÍNEZ BARROS**
  Bachelor's Degree in Economics – Universidad Católica de Chile
  Master in Business Administration – Chicago University
  Master in Economics – London School of Economics
  Since 2019

2.3.2   Main Officers

- **LUIS FELIPE CASTELLANOS LÓPEZ TORRES** (Since 2013)
  CEO
  Bachelor's Degree in Business Administration – Universidad del Pacífico
  Master in Business Administration – Dartmouth College

- **GONZALO JOSÉ BASADRE BRAZZINI** (Since 2013)
  D/CEO
  Bachelor's Degree in Business Administration – Universidad del Pacífico
  Master in Business Administration – Harvard University

- **MICHELA CASASSA RAMAT** (Since 2012)
  Chief Financial Officer
  Bachelor's Degree in Business Administration – Universidad de Lima
  Master in Business Administration – SDA Bocconi

- **JUAN ANTONIO CASTRO MOLINA** (Since 2006)
  Legal Department Manager and Stock Exchange Representative
  Attorney-at-Law – Pontificia Universidad Católica del Perú
  L.L.M Master in Law – University of Virginia
  Master in Business Management– Universidad Adolfo Ibañez, Chile

- **LILIANA ELCIRA VERA VILLACORTA** (Since 2006)
  Chief Accountant
  Accountant– Pontificia Universidad Católica del Perú
  Master in Business Administration – INCAE Business School

- **CECILIA RAMÍREZ RIESCO** (Since 2024)
  Investor Relations Officer
  Bachelor's Degree in Economics – Universidad de Lima
  Master in Finance – London Business School

- **KATIA MERCEDES LUNG WON** (Since 2016)
  Chief Compliance Officer
  Bachelor's Degree in Business Administration – Florida International University
  Master in Business Administration – Nova Southeastern University

- **PETER ROEKAERT EMBRECHTS** (Since 2020)
  Internal Auditor

Bachelor's Degree in Economics – Universidad del Pacífico
Master in Business Administration – Cornell University

- **CARLOS JOSÉ TORI GRANDE** (Since 2022)
  Payments Executive Vice President
  Bachelor's Degree in Business Administration – Texas A&M University
  Master in Business Administration – Amos Tuck School of Business at Dartmouth College

- **ZELMA FRANCISCA ACOSTA-RUBIO RODRÍGUEZ** (Since 2022)
  Sustainability Officer
  Bachelor's Degree in Law – Universidad Católica Andrés Bello
  Master in Comparative Jurisprudence – New York University
  Master in International Banking Law – Morin Center for Banking and Financial Law at Boston University
  Master in Business Administration – Management School at Universidad de Piura

SECTION III

FINANCIAL INFORMATION

3.1. <u>**Management's Discussion and Analysis of the Results of Operations and the Economic-Financial Situation**</u>

The profit sharing of Subsidiaries in 2023 shows a decrease of 19.4% compared to those in 2022.

Intercorp Financial Services Inc.
Audited Income Statement

For the years ended on December 31, 2023 and 2022

	2023 S/(000)	2022 S/(000)	Var% S/(000)
Profit sharing of subsidiaries, net	1,231,319	1,528,360	-19.4%
Gain on measurement at fair value of previous interest in acquired company	-	222,513	-100.0%
(Expenses) income			
Financial expenses, net	(53,145)	(55,135)	-3.6%
Net loss (gain) on trading derivative financial instruments	(1,223)	4,468	n.a
Net loss (gain) on value of investments at fair value through profit and loss	(49,570)	22,790	n.a
General and operating expenses	(29,194)	(26,068)	12.0%
Other expenses	(2)	(13)	-84.6%
Foreign exchange difference, net	7,563	1,155	n.a
	(125,571)	(52,803)	n.a
Income before income taxes on dividends	1,105,748	1,698,070	-34.9%
Provision for income taxes on dividends	(33,020)	(30,044)	9.9%
Net income for the year	1,072,728	1,668,026	-35.7%
Net income per basic and diluted share (in Soles)	9.327	14.452	-35.5%
Weighted average of the number of outstanding shares (in thousands)	115,012	115,418	-0.35%

SECTION IV

ANNEX I

Information regarding monthly quotations for 2023 on the Lima Stock Exchange [1]:

Year-Month	Opening	Closing	Maximum	Minimum
January	23.55	24.14	25.88	23.45
February	24.10	23.40	24.10	22.00
March	23.80	22.89	24.45	21.37
April	22.96	22.20	23.95	22.00
May	22.14	21.31	23.50	21.00
June	22.43	24.70	25.05	22.00
July	24.65	24.50	25.33	24.05
August	25.00	22.99	25.20	22.99
September	23.22	22.60	24.14	22.31
October	22.50	18.84	22.50	18.80
November	18.85	19.15	19.50	18.15
December	19.40	22.00	22.00	18.67

Information regarding monthly quotations for 2023 on the New York Stock Exchange [2]:

Year-Month	Opening	Closing	Maximum	Minimum
January	23.77	23.99	24.37	23.77
February	23.34	23.83	23.83	23.08
March	23.24	22.82	23.61	22.54
April	21.82	22.37	22.49	21.76
May	21.11	21.25	21.32	20.92
June	24.96	24.84	25.23	24.69
July	24.84	24.54	25.06	24.42
August	23.18	23.33	23.40	22.99
September	22.84	22.52	22.84	22.49
October	18.90	18.78	18.90	18.70
November	19.03	19.14	19.33	19.03
December	21.11	21.95	22.01	21.10

---

[1]   Maximums and minimums considering the close of each day of the month.
[2]   Maximums and minimums considering the close of each day of the month.

REPORT ON SHAREHOLDING STRUCTURE PER TYPE OF INVESTOR (10190)

Name: INTERCORP FINANCIAL SERVICES INC.

Year: 2023

METHODOLOGY:

The information to be submitted refers to those shares or securities representing equity of the Company that have been part of the S&P/BVL Peru Select Index, according to the information disclosed on the website of the Lima Stock Exchange at the end of the year reported.

The composition of the shareholding structure per type of shareholder must be indicated by the Company for each share or security representative thereof, belonging to the aforementioned index.

Shareholding Structure per Type of Investor

Share: IFS   [ISIN code o mnemonic code of equity]

Holding per type of shareholders of the share or equity security comprising the S&P/BVL Perú Select Index (at year-end)	Number of shareholders	% of ownership[3]
1. Members of the board of directors and senior management of the company, including relatives[1].	4	0.05%
2. Employees of the company, not included in item 1 above.	-	0.00%
3. Individuals, not included in items 1 and 2.	1,685	1.29%
4. Pension funds managed by Pension Fund Administrators under the supervision of the Superintendence of Banking, Insurance, and Pension Funds.	10	6.25%

5. Pension fund administered by the Pension Standardization Bureau (ONP in Spanish)	-	0.00%
6. Peruvian State Entities, except for the case included in item 5.	-	0.00%
7. Banks, financial institutions, municipal savings and loan associations, small and medium-sized enterprises (EDPYMES), rural savings and loan associations and savings and loan cooperatives under the supervision of the Superintendence of Banking, Insurance and Pension Fund Management	3	0.04%
8. Insurance companies under supervision of the Superintendence of Banking, Insurance and Pension Funds.	2	0.31%
9. Brokerage agents, under the supervision of the SMV.	-	0.00%
10. Investment funds, mutual funds and trust funds within the scope of the Securities Market Law and the Investment Funds and bank trusts Law within the scope of the General Law of the Financial System.	10	0.25%
11. Autonomous estates and banking trusts abroad, to the extent that they can be identified.	-	0.00%
12. Foreign depositaries listed as holders of the share in the ADR or ADS programs.	-	0.00%
13. Foreign depositaries listed as holders of shares not included in item 12.	1	20.68%
14. Foreign custodians listed as shareholders	-	0.00%
15. Entities not included in the preceding items[2].	28	71.13%
16. Shares belonging to the S&P/BVL Perú Select Index or a security representing these shares in the company's portfolio.	1	0.00%
Total	**1,744**	**100.0%**
Holding by holders of the shares or representative equity securities comprising the S&P/BVL Peru Select Index, according to residence (at year-end)	**Number of shareholders**	**% of ownership [3]**
Domiciled	1,711	8.18%
Non-domiciled	33	91.82%
Total	**1,744**	**100.0%**

(1)   Term "Relatives" used according to the Indirect Ownership, Linkage and Economic Groups Regulations.
(2)   Term "Entities" used according to the Indirect Ownership, Linkage and Economic Groups Regulations.
(3)   Two decimals.